

Mailstop 3233

August 31, 2017

Via E-mail
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3, 210 Hudson Street, Suite 400
Jersey City, NJ 07311

        Re: Mack-Cali Realty Corporation
                   Mack-Cali Realty, L.P.
                   Form 10-K for the fiscal year ended December 31, 2016
                   Filed February 28, 2017

                   Form 8-K
                   Filed August 2, 2017
                   File No. 001-13274 (Corp.)
                   File No. 333-57103 (L.P.)

Dear Mr. Krug:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 2, 2017

Exhibit 99.1

Net Asset Value, page 8

1.   Please tell us and revise your disclosure in future filings to describe the methodology and assumptions used to arrive at your calculation of NAV, the inputs that go into the calculations and its limitations in greater detail. Please specifically address the following:

   - Explain the process used by the Company to determine the projected NOI and Cap Rates used in the calculation of NAV, including a discussion of any projected releasing and growth rates. Your response and disclosure should include a discussion of the process used by management to validate any internally developed assumptions.

   - Elaborate on the process used for the calculation of asset value for those items for which a Cap Rate is not provided (e.g. non-core office, office share consolidated debt, multifamily joint ventures, etc)

   - Tell us, and expand your discussion to disclose whether any third parties were consulted as part of your NAV calculation process and if so, disclose any potential conflicts or relationships with these third parties

   - Expand your disclosure to include comparative valuation information

   - Tell us what consideration you've given to providing a sensitivity analysis for the significant inputs into your valuation calculation

   - Enhance your disclosure to include a discussion of any limitations of the model used to calculate NAV.

   - Revise your disclosure to include a statement that the values have not been audited.

   Additionally, please explain to us how you determined the breakdown of net asset value as disclosed on page 36 of your supplemental operating and financial data package, and apply the above items as appropriate.

Financial Highlights – FFO, Core FFO & AFFO, page 13

2.   We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities